UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                              RIVIANA FOODS INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   769536103
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 769536103                   13G                    Page 2 of 4 Pages

1) NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Theresa G. Payne
   ###-##-####

2) CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
   (a)   Not Applicable
   (b)   Not Applicable

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

NUMBER OF SHARES        5)    SOLE VOTING POWER                   24,000
BENEFICIALLY OWNED      6)    SHARED VOTING POWER                 5,337,000
BY EACH REPORTING       7)    SOLE DISPOSITIVE POWER              24,000
PERSON WITH:            8)    SHARED DISPOSITIVE POWER            5,337,000
                        9)    AGGREGATE AMOUNT BENEFICIALLY       5,361,000
                              OWNED BY EACH REPORTING PERSON      (See Item 4.)
                        10)   CHECK IF THE AGGREGATE AMOUNT       Not Applicable
                              IN ROW (9) EXCLUDES
                              CERTAIN SHARES
                        11)   PERCENT OF CLASS REPRESENTED BY     36.1%
                              AMOUNT IN ROW 9
                        12)   TYPE OF REPORTING PERSON            IN

ITEM 1(A).  NAME OF ISSUER:
            Riviana Foods Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            2777 Allen Parkway
            Houston, Texas  77019

ITEM 2(A).  NAME OF PERSON FILING:
            Theresa G. Payne

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            977 Harpeth Bend Drive
            Nashville, Tennessee  37221

ITEM 2(C).  CITIZENSHIP:
            United States

CUSIP No. 769536103                   13G                    Page 3 of 4 Pages


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $1.00 per share

ITEM 2(E).  CUSIP NUMBER:
            769536103

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

ITEM 4.     OWNERSHIP
            (A)   AMOUNT BENEFICIALLY OWNED:
                  5,361,000 shares

            (B)   PERCENT OF CLASS:
                  36.1%

            (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i) Sole power to vote or to direct the vote:
                        24,000 shares
                  (ii)  Shared power to vote or to direct the vote:
                        5,337,000 shares  (See Item 6.)
                  (iii) Sole power to dispose or to direct the disposition of:
                        24,000 shares
                  (iv)  Shared power to dispose or to direct the disposition of:
                        5,337,000 shares (See Item 6.)

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            The 5,337,000 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Ms. Payne, in her capacity as Chairman of the Board of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

CUSIP No. 769536103                   13G                    Page 4 of 4 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            Not Applicable

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Dated:   February 9, 1999

                                          *THERESA G. PAYNE

                                          *By  /s/  ELIZABETH B. WOODARD
                                                  ELIZABETH B. WOODARD
                                          Under Special Power of Attorney Dated
                                          February 9, 1999 Attached as Exhibit A

                                                                     EXHIBIT A

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Theresa G. Payne, does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.



February 9, 1999                          /s/  THERESA G. PAYNE
                                                Theresa G. Payne